August 22, 2024

Dan O'Keefe
Chief Financial Officer and Corporate Secretary
Educational Development Corporation
5402 South 122nd East Avenue
Tulsa, OK 74146

       Re: Educational Development Corporation
           Form 10-K for Fiscal Year Ended February 29, 2024
           File No. 000-04957
Dear Dan O'Keefe:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended February 29, 2024
Financial Statements
Report of Independent Registered Public Accounting Firm, page 26

1. Please make arrangements for your auditors to revise their audit report to reference the standards of the Public Company Accounting Oversight Board (United States), rather than just their auditing standards. Refer to PCAOB Auditing Standard 3101 and Rule 1-02(d)
       of Regulation S-X.
Statements of Operations, page 29

2. Please tell us how your presentation of gross sales excluding the impact of discounts and allowances complies with ASC 606. Also, tell us how you determined that excluding the impact of discounts and allowances does not substitute individually tailored revenue recognition and measurement methods for those of GAAP. Alternatively, remove your presentations of gross sales here and elsewhere throughout your filings and tell us what the revised net line item will be titled. In doing so, please use a more descriptive title than net sales, because you already have a net revenues line item that would be confusingly similar. Refer to Question 100.04 of our Non-GAAP Financial Measures Compliance and
       Disclosure Interpretations.
 August 22, 2024
Page 2

Note 4. Inventories, page 38

3. Product inventory quantities in excess of what you expect to be sold with the normal operation cycle, based on 2 1/2 years of anticipated sales, are included in non-current inventory. You also disclose on page 8 that during fiscal 2023 and 2024 you did not meet minimum purchase volumes with Usborne, where significant portions of your inventory are concentrated, and Usborne has the right to terminate your agreement with them.
       Please provide a thorough analysis of the appropriateness of the carrying amounts of your non-current and current inventories. In doing so, demonstrate that no additional inventory write-downs were necessary as of February 29, 2024 and May 31, 2024. Refer to ASC
       330-10-35 and ASC 420-10-S99-3.
Note 17. Business Segments, page 47

4. Please disclose in greater detail the types of direct expenses that are allocated to the operating segments. Also, revise the other line item of the reconciliation on page 47 to separately present material reconciling items, rather than grouping all unallocated amounts into one line item. Refer to ASC 280-10-50-29 through 50-33.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Rufus Decker at 202-551-3769 if you
have any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services